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13012787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2013 Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeServ Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 21st floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert (212) 485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeServ Investment Services LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWIN MONTES
Notary Public - State of New York
No. 01MO6223960
Qualified in Queens County
My Commission Expires June 21, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To The Member of HedgeServ Investment Services LLC:

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HedgeServ Investment Services LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2013

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and bank balances	$	118,818
Prepaid expenses		8,750
Total assets	$	127,568
Liabilities and member's equity		
Accounts payable and accrued expenses	$	14,680
Total liabilities		14,680
Member's equity:		
Paid-in capital		67,544
Retained earnings		45,344
Total member's equity		112,888
Total liabilities and member's equity	$	127,568

See notes to statement of financial condition.

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware. The Company was 99.9% owned by HedgeServ Holding LP and 0.1% owned by HS Holding Corporation. The ownership of the Company was restructured on November 15, 2010 at which time it became 100% owned by HedgeServ Corporation ("HS Corp"). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity as a broker-dealer.

Because the Company does not hold customer funds or securities, it is exempt from requirement of SEC Rule 15c3-3 pursuant to section (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and bank balances

The Company's bank balance is held with one major financial institution.

Income Taxes

The Company is a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT" or "tax") at statutory rate of 4% of net income. However, if the tax is $3,400 or less, a tax credit is allowed for the entire amount of tax. For 2012 there is no tax expense because the Company's tax (determined as 4% of net income) of $3,262 is less than $3,400; and, therefore, the Company is allowed a tax credit for the entire amount.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 6.667% of aggregate indebtedness, as defined in the Rule. At December 31, 2012, the Company had net capital of $104,138 which was $99,138 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1 as of December 31, 2012.

4. Related Party Transactions

The Company has an Expense Sharing Agreement with HS Corp dated November 18, 2010. The payment terms are such that the Company pays to HS Corp $10,000 annually. The Expense Sharing Agreement was effective November 15, 2010 and automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days notice prior to the end of any such 12-month term. The amount of $10,000 is expensed pro rata over the 12 month period. There is a prepaid balance of $8,750 as of December 31, 2012.

5. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of the Company's business.

6. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date that this statement of financial condition was available to be issued.

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